Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Flow Immersive, Inc
14680 McElroy Rd
Auburn, CA 95602
https://flowimmersive.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Flow Immersive, Inc
Address: 14680 McElroy Rd, Auburn, CA 95602
State of Incorporation: DE
Date Incorporated: May 04, 2016

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: December 11, 2026
Valuation Cap: $16,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $100.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
One vote per share.

Material Rights:

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: Valued Flow Tribe members are eligible for an additional 25% bonus interest when investing.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 5% bonus on the interest rate, raising your total interest rate by 0.25%

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 7% bonus on the interest rate, raising your total interest rate by 0.35%

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 10% bonus on the interest rate, raising your total interest rate by 0.5%

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 12% bonus on the interest rate, raising your total interest rate by 0.6%

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 20% bonus on the interest rate, raising your total interest rate by 1%

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 25% bonus on the interest rate, raising your total interest rate by 1.25%

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus on the interest rate, raising your total interest rate by 0.25

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus on the interest rate, raising your total interest rate by 0.4

Volume-Based Perks

Innovator Circle: Invest $1,000+ and receive: Invitation to an exclusive webinar on AR+AI data visualization and receive 5% bonus on the interest rate, raising your total interest rate by 0.25

Data Visionary: Invest $5,000+ and receive: Annual Subscription for the Flow Editor & Meeting Hosting + webinar training session + 7% bonus on the interest rate, raising your total interest rate by 0.35

Enterprise Pioneer: Invest $10,000+ and receive: Feature your Flow data story on the Discovery section of our platform + private training session + 8% bonus on the interest rate, raising your total interest rate by 0.4

Global Trailblazer: Invest $25,000+ and receive: Personalized Flow development consultation with the data of your choice + featured on social media and receive 15% bonus on the interest rate, raising your total interest rate by 0.75

Visionary Leader: Invest $50,000+ and receive: Private dinner with CEO, brainstorm the future of AR+AI data storytelling (travel not included) and receive 20% bonus on the interest rate, raising your total interest rate by 1

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Flow Immersive, Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Flow Immersive (Flow) helps businesses visualize their data in augmented and mixed reality to make better data-driven decisions. Flow Immersive's business model is to generate revenue through software licensing and professional services. The company offers several licensing options, including monthly and annual subscriptions. Flow Immersive also provides professional services, such as data visualization consulting, training, and support.

Competitors and Industry

The long-term opportunity lies in the global shift of knowledge workers towards smart glasses. Flow's immersive data visualization makes interacting with complex data far more engaging and effective compared to traditional flat-screen spreadsheets and dashboards. As AI continues to enhance how users analyze and master data, Flow will empower businesses with deeper insights and greater decision-making efficiency in collaborative environments.

In our emerging market space of XR data visualization and data collaboration, we are the leading company. In the data visualization space, Tableau, owned by SalesForce, is the market leader. Organizations often present data using PowerPoint, so that could also be considered an industry leader.

Main Competitors: Virtualitics, Tableau, BadVR

Flow emphasizes interactive, immersive augmented reality (AR) presentations that engage users by creating memorable, spatially-aware data narratives, unlike Tableau's more static dashboards and 2D visualizations.

Flow offers multiuser collaboration in real-time AR/VR environments, allowing co-located and remote users to interact with data as if it were physically present in their space, which is more immersive and collaborative than the experiences typically offered by BadVR and Virtualitics.

Flow's platform is designed to empower non-expert users with intuitive tools, enabling richer data-driven discussions and reducing reliance on specialized analytics teams, differentiating itself from platforms that often require expert intervention.

Flow combines AR with AI to enhance cognitive interaction and enable voice-activated data manipulation, making data

comprehension faster and more natural for users.

Flow has cross-platform support across the web and many XR devices.

Current Stage and Roadmap

Flow Immersive has one product called "Flow", currently generating sales in large corporate innovation or future-looking teams.

Current usage is for high-value multiuser AR/MR meetings designed to provide "Executive Insights." This allows users to collaborate within immersive AR data rooms, creating highly interactive data experiences aligned to real-world conference tables or spaces. The platform emphasizes enterprise-grade security, on-premise and cloud deployment options, and real-time data integrations, further demonstrating its readiness for complex, data-driven decision-making in high-stakes meetings. Flow has done extensive engineering in integrating AI tools and voice interfaces to enhance user engagement and mastery over data and visualizations.

Flow Immersive plans to transition from VR/MR headsets to augmented reality glasses. This will expand the company's reach from thousands of users to millions of users, unlocking a broader, everyday adoption among knowledge workers.

The Team

Officers and Directors

Name: Jason Marsh

Jason Marsh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Founder, & Board Member
  Dates of Service: May, 2016 - Present
  Responsibilities: Jason Marsh, the CEO of Flow Immersive, plays a pivotal role in setting the vision and purpose of the company. His overarching goal for founding Flow revolves around revolutionizing how people engage with complex data through immersive, augmented reality (AR) technologies. Receives an annual salary of $120,000. If only minimums are reached, CEO salary will be reduced to several thousand dollars per month, as is feasible considering R&D and sales activities are paramount.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Convertible Notes in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being

worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Flow Immersive, Inc was formed on May 4, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Flow Immersive, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology

systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason Marsh	3,620,000	Common Stock	47.23%

The Company's Securities

The Company has authorized Common Stock, Convertible Note 1, Convertible Note 2, Convertible Note 3, Convertible Note 4, Convertible Note 5, and Convertible Note 6.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,664,630 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Convertible Note 1

The security will convert into Common stock and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $293,142.34
Maturity Date: November 15, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Conversion trigger amount is 1,000,000

Material Rights

There are no material rights associated with Convertible Note 1.

Convertible Note 2

The security will convert into Common stock and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $462,333.69
Maturity Date: November 15, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Conversion trigger amount is $1,000,000

Material Rights

There are no material rights associated with Convertible Note 2.

Convertible Note 3

The security will convert into Common stock and the terms of the Convertible Note 3 are outlined below:

Amount outstanding: $478,575.36
Maturity Date: November 15, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Conversion trigger amount is $1,000,000

Material Rights

There are no material rights associated with Convertible Note 3.

Convertible Note 4

The security will convert into Common stock and the terms of the Convertible Note 4 are outlined below:

Amount outstanding: $440,106.85
Maturity Date: November 15, 2026
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Conversion trigger amount is $1,000,000

Material Rights

There are no material rights associated with Convertible Note 4.

Convertible Note 5

The security will convert into Common stock and the terms of the Convertible Note 5 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: November 15, 2026
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Conversion trigger amount is $1,000,000.

Material Rights

There are no material rights associated with Convertible Note 5.

Convertible Note 6

The security will convert into Common stock and the terms of the Convertible Note 6 are outlined below:

Amount outstanding: $33,226.03
Maturity Date: November 15, 2026
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Conversion trigger amount is $1,000,000

Material Rights

There are no material rights associated with Convertible Note 6.

What it means to be a minority holder

As a Convertible Note holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $430,000.00
  Use of proceeds: Working capital
  Date: February 14, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Working capital
  Date: May 08, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue in 2023 was $308,911.00 compared to $806,082.00 in 2022.

In 2022, Flow had a large contract with FaceBook/Meta to port Flow to Meta's headsets, which led to increased revenue than 2023. 2023 revenue was consistent with prior years as we used customer license and service contracts to build the technology, focusing on small numbers of customers to explore product market fit.

Cost of Sales

Cost of Sales was $36,690.00 compared to $36,690.00 in 2022. Cost of sales for Software companies can be quite low, as is true for Flow.

Gross Margins

Gross Margins in 2023 were 93% compared to 95% in 2022.

Software margins are quite high as expected.

Expenses

Expenses in 2023 were $208,224.00 compared to $519,039.00 in 2022.

Expenses are mostly in contract labor, which is all software development costs for 8 engineers, and wages for a small team of 2-4 employees.

Historical results and cash flows:

The historical cash flows will continue, but VR adoption within large enterprises has been challenging. The use cases are there, but the sales cycle has been slow due to hesitancy around large headsets and security fears. Our future goal is $1M in sales in 2025 and a significant ramp in adoption in 2026. The strong market indications of new augmented reality smart glasses from the world's largest tech companies such as Meta, Apple, Google, Samsung, and many smaller manufacturers, and AI as a new mechanism for greater ease of use, will overcome key usage barriers for Flow. This rapidly growing market with CAGR of 32.9% should create a large new opportunity for AR apps used everyday by knowledge workers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2024, the Company has capital resources available in the form of a line of credit for $18400 from American Express, and existing angel investors that can be tapped if necessary. New contracts from customers continue to come in from a deep pipeline.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have continuing sales and partnership co-sell opportunities available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company expects for this coming fiscal year, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months based on current and new customers, although at reduced burn rates and slower development than will be made possible by this raise. Founders have been forgoing salary so current burn rates can stay at $33,000 for expenses related to development resources and fixed expenses such as hosting fees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount and in the conservative case where sales increase from historical past of about $30,000 per month to $60,000 per month, we anticipate the Company will be able to operate for 20 months. This is based on a current monthly burn rate of $90,000 for expenses related to salaries, development costs, and operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a fixed-price equity round through StartEngine, partnerships with Fortune 100 customers, and/or venture capital. No current plans are in place.

Indebtedness

- Creditor: T Holland Trust
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  No interest short term loan

- Creditor: Iris Marsh
  Amount Owed: $27,500.00
  Interest Rate: 0.0%

No interest short term loan

- Creditor: Dan & Ruth Marsh
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  No interest short term loan

- Creditor: Aleksei Karpov
  Amount Owed: $54,150.00
  Interest Rate: 0.0%
  No interest short term loan

- Creditor: Jason Marsh
  Amount Owed: $40,333.75
  Interest Rate: 0.0%
  No interest short term loan

Related Party Transactions

- Name of Person: Jason Marsh
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed as of today is $40,333.75.
  Material Terms: No interest short term loan

Valuation

Valuation Cap: $16,000,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  30.0%
  Build out AI functionality, including Agentic AI, Build out consumer use cases, like personal health data from smart watches, Tune the application experience for smaller Smart Glasses and alternate input devices, Research and experimentation with Education use cases

- Company Employment
  30.0%
  Pay a small team of administrators including CEO, VP of Customer Success, Biz Dev/Sales

- Marketing
  10.0%
  Activities for trade shows, sales, advertising

- Debt
  12.5%
  Retire short-term loans and credit card balances

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.0%
  Build out AI functionality, including Agentic AI, Build out consumer use cases, like personal health data from smart watches, Tune the application experience for smaller Smart Glasses and alternate input devices, Research and experimentation with Education use cases

- Company Employment
  30.0%
  Build out AI functionality, including Agentic AI

- Marketing
  12.0%
  Activities for trade shows, sales, advertising

- Debt
  8.0%
  Retire short-term loans and credit card balances

- Working Capital
  14.5%
  Operational costs, legal fees, cash flow

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flowimmersive.com (www.flowimmersive.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flow-immersive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Flow Immersive, Inc

[See attached]

FLOW IMMERSIVE, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

FINANCIAL STATEMENTS:



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Flow Immersive, Inc.
Auburn, California

We have reviewed the accompanying financial statements of Flow Immersive, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

December 2, 2024
Los Angeles, California

FLOW IMMERSIVE, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	557	$	23,350
Accounts Receivable, net		42,330		31,146
Total Current Assets		**42,887**		**54,496**
Intangible Assets		825,512		496,348
Total Assets	$	**868,399**	$	**550,844**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	58,135	$	41,495
Related Party Loans		85,468		23,985
Deferred Revenue		14,181		4,104
Other Current Liabilities		54,120		-
Total Current Liabilities		**211,904**		**69,584**
Convertible Note		1,305,500		1,207,500
Accrued Interest on Convertible Note		251,882		179,804
Total Liabilities		**1,769,286**		**1,456,888**
STOCKHOLDERS' EQUITY				
Common Stock		1		1
Additional Paid in Capital		19,811		18,982
Accumulated Deficit		(920,699)		(925,027)
Total Stockholders' Equity		**(900,887)**		**(906,044)**
Total Liabilities and Stockholders' Equity	$	**868,399**	$	**550,844**

See accompanying notes to financial statements.

FLOW IMMERSIVE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 308,911	$ 806,082
Cost of Revenue	20,259	36,690
Gross Profit	**288,652**	**769,392**
Operating Expenses		
General and Administrative	194,383	476,509
Selling and Marketing	13,841	42,530
Total Operating Expenses	**208,224**	**519,039**
Net Operating Income	**80,428**	**250,353**
Interest Expense	76,583	59,245
Other Loss/(Income)	(483)	10,372
Income Before Provision for Income Taxes	**4,328**	**180,736**
Provision/(Benefit) for Income Taxes	-	-
Net Income	**$ 4,328**	**$ 180,736**

See accompanying notes to financial statements.

FLOW IMMERSIVE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	6,787,573	$ 1	$ 18,317	$ (1,105,763)	$ (1,087,445)
Issuance of Stock	809,131	0.1	-	-	0.1
Share-Based Compensation	-	-	665		665
Net Income	-	-		180,736	180,736
Balance—December 31, 2022	7,596,704	$ 1	$ 18,982	$ (925,027)	$ (906,044)
Share-Based Compensation	-	-	829	-	829
Net Income	-	-		4,328	4,328
Balance—December 31, 2023	7,596,704	$ 1	$ 19,811	$ (920,699)	$ (900,887)

See accompanying notes to financial statements.

FLOW IMMERSIVE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	$	4,328	$	180,736
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Accrued Interest on Convertible Notes		72,078		56,214
Share-Based Compensation		829		665
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(11,184)		(31,146)
Credit Cards		16,640		31,040
Deferred Revenue		10,077		4,104
Other Current Liabilities		54,120		-
Net Cash Provided by Operating Activities		**146,888**		**241,613**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(329,164)		(331,317)
Net Cash Used in Investing Activities		**(329,164)**		**(331,317)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		-		0.1
Borrowing/Repyament of Shareholder Loans		61,483		(13,000)
Borrowing on Convertible Notes		98,000		125,000
Net Cash Provided by Financing Activities		**159,483**		**112,000**
Change in Cash & Cash Equivalents		**(22,793)**		**22,296**
Cash & Cash Equivalents —Beginning of The Year		23,350		1,054
Cash & Cash Equivalents—End of The Year	$	557	$	23,350
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	4,505	$	3,031

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Flow Immersive, Inc. was incorporated on May 4, 2016, in the state of Delaware. The financial statements of Flow Immersive, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Auburn, California.

Flow Immersive transforms data visualization through augmented reality, allowing companies to explore and interact with data in 3D, fostering better decision-making and understanding. Its platform enables professionals across industries like finance, healthcare, and consulting to create and share immersive, data-driven narratives that bring complex datasets to life.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses

over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss is needed.

Intangibles

Intangible assets with finite lives, such as software development costs, which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- Revenue is recognized at a point-in-time when the services are delivered to the customer.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $13,841 and $42,530, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 2, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Payable To Software Developer	54,120	-
Total Other Current Liabilities	$ 54,120	$ -

4.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Software Development costs	$ 825,512	$ 496,348
Intangible Assets, at cost	825,512	496,348
Accumulated Amortization	-	-
Intangible Assets, net	$ 825,512	$ 496,348

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 165,102
2025	165,102
2026	165,102
2027	165,102
Thereafter	165,102
Total	$ 825,512

5.   DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Note	259,500	5.00%	2017	11/15/2026	$ -	259,500	$ 259,500	$ -	$ 259,500	$ 259,500
2018 Convertible Note	155,000	5.00%	2018	11/15/2026	-	155,000	155,000	-	155,000	155,000
2019 Convertible Note	109,000	5.00%	2019	11/15/2026	-	109,000	109,000	-	109,000	109,000
2020 Convertible Note	469,000	5.00%	2020	11/15/2026	-	469,000	469,000	-	469,000	469,000
2021 Convertible Note	100,000	5.00%	2021	11/15/2026	-	100,000	100,000	-	100,000	100,000
2022 Convertible Note	163,000	5.00%	2022	11/15/2026	-	163,000	163,000	-	115,000	115,000
2023 Convertible Note	50,000	5.00%	2023	11/15/2026	-	50,000	50,000	-	-	-
Total					$ -	$1,305,500	$ 1,305,500	$ -	$ 1,207,500	$ 1,207,500

Each note will be convertible into Conversion Shares pursuant to the following events:

- **Next Equity Financing Conversion.** Automatic Conversion: If the company (Flow Immersive, Inc.) has not repaid the outstanding balance of the note (principal and accrued interest) before the closing of its next equity financing, the entire balance of the note is automatically converted into equity. Conversion Stock: The noteholder will receive shares of the company's Preferred Stock (termed "Conversion Stock") being sold in the next financing round. Conversion Price: The conversion price for the shares is determined as the lesser of: 80% of the price at which the Preferred Stock is sold in the next financing (a 20% discount). A price based on a $6,000,000 valuation of the company, divided by its Fully Diluted Capitalization immediately prior to the financing and conversion. Next Financing Definition: The next

equity financing refers to the company's next sale of its Preferred Stock, raising at least $1,000,000 in gross proceeds (excluding amounts from converted notes like this one). If a Change of Control occurs before the note's maturity or conversion, the outstanding balance (principal and accrued interest) may convert into equity or another form of consideration, ensuring the noteholder participates in the transaction. The Conversion Price for this scenario is typically defined in the document to align with the terms of the transaction, ensuring the noteholder receives a fair valuation. Maturity Conversion: If the note has not been repaid or converted into equity through other events (like the Next Financing or a Corporate Transaction), the outstanding balance (principal and accrued interest) may convert into equity at the Maturity Date. The specifics of the conversion terms at maturity may involve A pre-agreed valuation or cap.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

None of the convertible notes with past due maturities were converted as of December 31, 2023. The maturity dates of these notes have been extended in the subsequent period to November 15, 2026; therefore, the entire outstanding balance of the convertible notes has been classified as a non-current liability

Related Party Loans

During the years presented, the Company borrowed money from the owner and friends and family. The details of the loans from the owners are as follows:

				As of December 2023			As of December 2022		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Bill Morton	$ 10,000	0%	No set maturity	$ 10,000	$ -	$ 10,000	$ 10,000	$ -	$ 10,000
Don& Ruth Marsh	10,000	0%	No set maturity	10,000	-	10,000	-	-	-
Iris Marsh	12,500	0%	No set maturity	12,500	-	12,500	-	-	-
Jason Marsh	22,968	0%	No set maturity	22,968	-	22,968	10,985	-	10,985
Melissa Marsh	30,000	0%	No set maturity	30,000	-	30,000	3,000	-	3,000
Total				$ 85,468	$ -	$ 85,468	$ 23,985	$ -	$ 23,985

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

6. SHARE-BASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2021	6,787,573	$ 0.001	-
Granted	809,131	-	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2022	7,596,704	$ 0.001	4.64
Granted	-	0.001	-
Vested	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2023	7,596,704	$ 0.001	3.76

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of the grant. The total fair value of the restricted stock awards vested during 2023 and 2022 was $828 and $665, respectively.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0000001. As of December 31, 2023, and 2022, 7,596,704 shares of common stock, respectively, have been issued and were outstanding.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (75,292)	$ (37,646)
Valuation Allowance	75,292	37,646
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (247,326)	$ (172,035)
Valuation Allowance	247,326	172,035
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $828,842. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   RELATED PARTY TRANSACTIONS

In 2023 and 2022, the Company received interest-free loans from its founder and major shareholder, Jason Marsh, with no specified maturity date. As of December 31, 2023, and December 31, 2022, the outstanding loan balances were $22,968 and $10,985, respectively.

In 2023 and 2022, the Company received interest-free loans from its shareholder, Bill Morton, with no specified maturity date. As of December 31, 2023, and December 31, 2022, the outstanding loan balances were $10,000 and $10,000, respectively.

In 2023 and 2022, the Company received interest-free loans from its friends and family, Don and Ruth Marsh, Iris Marsh and Melissa Marsh, with no specified maturity date. As of December 31, 2023, and December 31, 2022, the outstanding loan balances were $52,500 and $3,000, respectively.

The Company issued convertible notes totaling $430,000 to Melissa Marsh, a shareholder and close family member of the founder, Jason Marsh. These notes carry an interest rate of 5%. As of December 31, 2023, and December 31, 2022, the outstanding balance of the convertible notes remained $430,000.

The Company issued convertible notes totaling $105,500 to Bill Morton, a shareholder. These notes carry an interest rate of 5%. As of December 31, 2023, and December 31, 2022, the outstanding balance of the convertible notes remained $105,500.

The Company issued convertible notes totaling $75,000 to Don and Ruth Marsh, a shareholder and close family member of the founder. These notes carry an interest rate of 5%. As of December 31, 2023, and December 31, 2022, the outstanding balance of the convertible notes remained $75,000.

11. SUBSEQUENT EVENTS

In 2024, the Company issued convertible notes totaling $192,000 to shareholders Jason Marsh and Bill Morton. These notes accrue interest at an annual rate of 5%.

In 2024, the Company issued 712,969 restricted stock.

On November 7, 2024, the maturity dates of the convertible notes, with an outstanding balance of $1,305,500 as of December 31, 2023, were extended to November 15, 2026. As a result, the entire outstanding balance of the convertible notes has been classified as a non-current liability.

12. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF FLOW IMMERSIVE, INC

Better Decisions with Data Visualization in Augmented Reality

In Flow Immersive, by floating your data over your conference room table, you can be part of the best data conversation you've ever had and make better data-driven decisions. Collaborative 3D augmented reality data visualization solves the problems with oversimplified bar charts and poor comprehension. Flow has an 8-year track record, offering a SaaS product adopted by a diverse customer base, including SMBs and Fortune 500s. Flow's AI advancements enable intuitive interaction with data, providing users with enhanced control over visualizations. As XR hardware companies like Meta, Apple, Samsung, and Google roll out next-generation smart glasses, Flow is strategically positioned to capitalize on AR market growth, leveraging its innovative technology and strategic partnerships.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

FLOW immersive
Empower Decisions with Immersive Data Visualization

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Invest Now
5.0% Interest Rate

MIN INVEST	VALUATION CAP
$100	$16M

REASONS TO INVEST

Flow Immersive's powerful tech transforms complex data into interactive, AI-enhanced AR visualizations that drive meaningful conversations in risk management, consulting, marketing, and education.

 Flow boasts a strong customer base, Fortune 500 projects, and strategic XR partnerships creating globally recognized 3D data experiences showcased by the UN and World Bank.

 Flow is partnered with the companies driving the upcoming AR+AI revolution. New smart glasses are coming soon, such as Meta Orion, XReal, HTC, Apple, and Google/Samsung.

TEAM



Jason Marsh • CEO, Founder, & Board Member

Jason Marsh is a seasoned entrepreneur and technical founder with a diverse background spanning Silicon Valley innovation, education, and immersive technologies. He began his career at Apple in the early 1990s working on Apple's first consumer speech recognition products.

Following his time at Apple, Jason co-founded Sierra Montessori Academy, a K-8 public charter school. His work there exemplified his ability to build impactful organizations from the ground up, blending technology and education to create meaningful change. As a serial entrepreneur, Jason has led multiple ventures, each focused on leveraging technology to solve complex challenges in innovative ways.

In 2016, Jason founded Flow Immersive with a vision to redefine enterprise communication by integrating augmented reality (AR), storytelling, and data visualization.

Jason's ultimate goal is to bring immersive, data-driven conversations to millions of users in order to improve decision-making.

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THE PITCH

Flow Immersive: A Real Jarvis from Iron Man?

From Founder and CEO Jason Marsh:

I've been coding since I was six years old, and now as a technical founder I am realizing a dream to help people and organizations solve complex problems at scale. When I first considered the idea for Flow, my first action was to stand up at a hackathon and announce that I wanted to build the Iron Man UI for everyday use. The SciFi designs were not just a "cool" novelty, but hinted at the true sense of "cool": mastery and control over our information and data.


White dots are the baseline from 2023 and colored dots are greenish for 2024 below baseline and orange dots are 2024 above the baseline.
FLOW
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Starting years ago with Virtual Reality, we found it was difficult to scale VR in the enterprise. But now we have discovered that augmented reality, especially with a speech-enabled AI, accomplishes the user's need to optimally communicate the enterprise data that drives the business world.

Why Augmented Reality?

By using AR, Flow enables data to "float" above a conference table or office space, integrating naturally into multiuser meetings and enhancing engagement without breaking the connection to the physical world. This especially allows for in-person teams to interact with complex data within their familiar environments, fostering collaborative exploration and decision-making while maintaining vital face-to-face interactions with colleagues.

Looking forward, the [latest announcements regarding Meta's AR glasses] are extremely interesting for us, and, along with releases from other smart-glass manufacturers, enable new opportunities for using Flow in everyday use cases. Someday I expect that AR data collaboration will enhance every conference room.

We have built a huge following, which I refer to as the "Flow Tribe", including viral awareness on TikTok (30 million views) and LinkedIn. I am personally so grateful and happy to be able to bring the Flow Tribe into this journey where they can participate in our success.

Flow has worked to refine the platform to be precisely at the intersection of tech and business to be an "overnight success", and the market is finally catching up to this huge vision.

Jason

THE PROBLEM & OUR SOLUTION

Critical Data is Oversimplified and Ignored

Flow addresses the market problem of ineffective data communication and collaboration for enterprises handling complex datasets. Traditional tools often oversimplify data, hindering engagement and understanding, and ignoring effective communication techniques like data storytelling. Moreover, vast amounts of valuable data within enterprises often go unused or overlooked due to inadequate visualization and communication. The most important points get lost on slide 23 of a PowerPoint deck, and no one notices or remembers.

Oversimplification erodes trust, as it fails to capture critical nuances and can obscure hidden risks only visible in detailed data views. Flow solves this by leveraging greater visual detail through 3D and stereo vision, enabling immersive, interactive data stories that enhance credibility, collaboration, and engagement for decision-makers.

THE OPPORTUNITY

Redefining Decision-Making with Mastery and Control over Enterprise Data

At its heart, we believe Flow Immersive (or "Flow") is a better data collaboration and communication platform. Flow is designed to unlock new possibilities for data-driven decision-making by transforming complex data into engaging, interactive 3D visualizations accessible on the web and in augmented reality. With a powerful AI/LLM assistant, Flow enables users to "speak with their data," allowing real-time insights and control without extensive implementation cycles.


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FLOW
immersive

Multiuser collaboration in-person and remote, with a wealth management use case.

Since its incorporation 8 years ago, Flow has grown with key traction in consulting and public policy and sees growth potential in sectors like finance, healthcare, and public policy. Upcoming support for devices like Apple Vision Pro and XReal positions us well to hopefully strengthen our standing in the evolving AR landscape.

CUSTOMERS & USE CASES

Horizontal Application, all Revealing Risk

Flow is a broad horizontal platform that's primed for a future where smart glasses become a standard tool for knowledge workers. It is a solution that meets the needs of diverse markets—from financial services to healthcare to public policy—transforming the way people interact with and communicate data, often . In this horizontal approach, Flow delivers universal value: enabling teams to collaborate around data and make complex insights immediately tangible. This strategy requires some upfront market education to help industries reimagine data experiences, but as adoption of AR and smart glasses grows, Flow's potential market expands dramatically.

The commonality across Flow use cases is that AR Data Visualization reveals the **risk within the data,** which is easily seen with our more-detailed visualizations.

Here are some of the versatile use cases we're already serving:

- Financial Services: Real-time portfolio analysis, asset performance reviews, market trends, and client investment strategy presentations.
- Consulting: Mergers & acquisitions analysis, project management for technical projects, scenario planning, and risk management.
- Healthcare: Clinical trial visualization, pharmaceutical R&D collaboration, and medical imaging review.
- Public Policy & Environmental Advocacy: Climate impact presentations, policy simulations, donor engagement, and public education campaigns.
- Education: Interactive data learning modules, classroom AR experiences, and STEM data visualization and AI demonstrations.


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FLOW
immersive

Analysis of LLM Parameters

While we can't discuss many of our customer work due to non-disclosure agreements and security, our customers have paid us $1.36 million, and include:

- United Nations Development Programme
- PwC US and PwC France
- Deloitte
- Forvis Mazars
- T-Mobile
- KPMG
- … and many more, including SMBs

Formal Partnerships include the major XR hardware players, including:
- Meta
- Magic Leap
- HTC
- Qualcomm

We have a deep pipeline of Fortune 100 opportunities coming to us through our partnerships.

Flow's wide applicability positions it to serve a growing market as AR tools integrate into daily workflows, aiming to become a preferred solution for data-driven decision-making.

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

PRODUCT DETAILS

Seamless Enterprise Integration is Essential

Flow is built to integrate effortlessly into enterprise environments with comprehensive workflows and infrastructure, ensuring scalable, practical use. Without these robust systems, the solution would lack relevance for businesses demanding secure, adaptable, and fully integrated tools.



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Swarm 1: 2020 Presidential Election Preliminar
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Help

Flow Editor, a no-code browser-based application for creating Flow data stories

Flow is built to integrate effortlessly into enterprise environments with comprehensive workflows and infrastructure, ensuring scalable, practical use. Without these robust systems, the solution would lack relevance for businesses demanding secure, adaptable, and fully integrated tools.

- **Flow Editor for Content Creation**: The Flow Editor offers a no-code, browser-based authoring environment that allows enterprises to import data, wire up data APIs, and create fully interactive, 3D data stories. This flexibility empowers organizations to develop and adjust content in-house, making it quick and easy to tailor data stories for various use cases and audiences.
- **Cross-Platform Accessibility**: Flow supports a full range of devices—from Web and phone-based AR to headset apps—ensuring that users can access immersive data experiences wherever they are. This broad compatibility keeps Flow usable in a variety of settings, from boardrooms to remote offices, without requiring specialized hardware.
- **Enterprise-Grade Security**: Flow offers options for on-premises or private cloud deployment, giving enterprises complete control over their data while being compliant with industry security standards. For organizations handling sensitive information, this flexibility means that data remains secure and fully under their control at all times.

There is as much “cool” in the supporting platform as there is in the visualizations!

THE MARKET & OUR TRACTION

Market

Extended Reality Market size was valued at USD 131.54 billion in 2023 and is poised to grow reach USD 1,706 billion by 2032, growing at a CAGR of 32.1% during the forecast period (2024-2032).



Traction

Flow Immersive has achieved significant traction in the XR and AR data visualization market over its 8.5-year journey. Serving hundreds of customers, Flow's offerings span from SMB subscriptions to extensive enterprise licensing with Fortune 500 companies. Flow's partnerships with leading XR hardware companies and the technology's use at international platforms like the UN and WEF highlight its growing recognition. With income to date of $1.34 million, $1.57 million of angel funding previously raised, and NSF and Meta grants totaling $600,000, and innovative AI/LLM features, we believe Flow is well-positioned for impactful growth in sectors like finance, healthcare, and public policy.

WHY INVEST

Product Plan & Use of Funds

AI is Magic

Flow has gotten amazingly far with our AI integration, but needs some additional time and resources to make it fully production ready.

Integrating AI with Flow acts as the magic glue that brings everything together, transforming complex data at the user's spoken command. By merging AI's analytical strength and flexibility with Flow's immersive AR environment, users gain mastery and control when visualizing their data. This combination breaks away from the constraints of static presentations, turning data exploration into a fluid, engaging, and deeply meaningful process. And yes, it feels like Iron Man.

- Voice-Controlled Interactions: AI-driven voice commands provide natural and intuitive navigation, allowing users to easily obtain context for any selected data point. This functionality lets users manipulate filters, perform real-time drill-downs, and explore datasets effortlessly—operations crucial for AR's simplified, hands-free interface.
- Dynamic Data Manipulation: Our AI is designed to enable dynamic data manipulation, offering the potential for real-time transformation and analysis. This capability allows for in-depth analysis, on-the-fly data transformations, and uncovering trends that lead to more trusted decision-making.

Flow will also use funds to extend our capabilities on new smart glasses form factors and to broaden our marketing initiatives.

THE BIG PICTURE

Help Humanity Find & Fix Its Problems

To wrap up, here's Jason Marsh, Founder/CEO, again:

We've built Flow to help people build great mental models of data and be able to share them—get them into colleagues' heads—where data can become understandable and actionable.

National Cancer Institute: Biomarker expressions on a cancerous biopsy sample

To wrap up, here's Jason Marsh, Founder/CEO, again:

We're not trying to build something "cool"— Flow is not a novelty. We've made decisions each step of the way to increase the mastery and control people have over their data and visualizations. And

isn't that a great definition of cool—a sense of "mastery and control?" Humans love the experience of mastery, and that's why we relate to Iron Man and superheroes and skateboard tricks and amazing accomplishments when we see them. Maybe that's why Flow has such a following: because we've used our understanding of brain science to tap into that feeling.

I really believe that enterprises and individuals need to do a better job at finding problems, understanding solutions, and tracking progress on those solutions. It appears that humanity has a few problems, and it seems like maybe more are around the corner. We sincerely believe that what we've built can help, and hope you'll join us on this journey to bring this to scale where it can help our fellow residents of the planet. Thank you for taking a look!

-Jason Marsh

ABOUT

HEADQUARTERS
14680 McElroy Rd
Auburn, CA 95602

WEBSITE
View Site ↗

In Flow Immersive, by floating your data over your conference room table, you can be part of the best data conversation you've ever had and make better data-driven decisions. Collaborative 3D augmented reality data visualization solves the problems with oversimplified bar charts and poor comprehension. Flow has an 8-year track record, offering a SaaS product adopted by a diverse customer base, including SMBs and Fortune 500s. Flow's AI advancements enable intuitive interaction with data, providing users with enhanced control over visualizations. As XR hardware companies like Meta, Apple, Samsung, and Google roll out next-generation smart glasses, Flow is strategically positioned to capitalize on AR market growth, leveraging its innovative technology and strategic partnerships.

TERMS
Flow Immersive, Inc

Overview

INTEREST RATE
5.0%

VALUATION CAP ⓘ
$16M

MATURITY DATE ⓘ

FUNDING GOAL ⓘ

Dec 11, 2026   **$124K - $1.24M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$100	**Convertible Notes**
DISCOUNT RATE ⓘ	TYPE OF EQUITY
20.0%	**Common Stock**
CONVERSION TRIGGER	
$1,000,000	

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$868,399	$550,844
Cash & Cash Equivalents	$557	$23,350
Accounts Receivable	$42,330	$31,146
Short-Term Debt	$211,904	$69,584
Long-Term Debt	$1,557,382	$1,387,304
Revenue & Sales	$308,911	$806,082
Costs of Goods Sold	$20,259	$36,690

Taxes Paid	$615	$1,633
Net Income	$4,328	$180,736

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Stock in Flow Immersive, Inc. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $16,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine noteholders. See 10% Bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: Valued Flow Tribe members are eligible for an additional 25% bonus interest when investing.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 5% bonus on the interest rate, raising your total interest rate by 0.25%

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 7% bonus on the interest rate, raising your total interest rate by 0.35%

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 10% bonus on the interest rate, raising your total interest rate by 0.5%

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 12% bonus on the interest rate, raising your total interest rate by 0.6%

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 20% bonus on the interest rate, raising your total interest rate by 1%

Early Bird 6: Invest $50,000+ within the first 2 weeks and receive 25% bonus on the interest rate, raising your total interest rate by 1.25%

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus on the interest rate, raising your total interest rate by 0.25

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus on the interest rate, raising your total interest rate by 0.4

Volume-Based Perks

Innovator Circle: Invest $1,000+ and receive: Invitation to an exclusive webinar on AR+AI data visualization and receive 5% bonus on the interest rate, raising your total interest rate by 0.25

Data Visionary: Invest $5,000+ and receive: Annual Subscription for the Flow Editor & Meeting Hosting + webinar training session + 7% bonus on the interest rate, raising your total interest rate by 0.35

Enterprise Pioneer: Invest $10,000+ and receive: Feature your Flow data story on the Discovery section of our platform + private training session + 8% bonus on the interest rate, raising your total interest rate by 0.4

Global Trailblazer: Invest $25,000+ and receive: Personalized Flow development consultation with the data of your choice + featured on social media and receive 15% bonus on the interest rate, raising your total interest rate by 0.75

Visionary Leader: Invest $50,000+ and receive: Private dinner with CEO, brainstorm the future of AR+AI data storytelling (travel not included) and receive 20% bonus on the interest rate, raising your total interest rate by 1

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>**The 10% StartEngine Venture Club Bonus**</u>

Flow Immersive, Inc. will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the

duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. (“StartEngine”), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC (“SE Primary”), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2024- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Primary LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 10, 2026 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $16,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $16,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5.   **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7.   **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By:_____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION OF

FLOW IMMERSIVE, INC.

Flow Immersive, Inc., a Delaware Corporation (the "Corporation") hereby certifies as follows:

      1. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to the Certificate of Incorporation (this "Amendment") amends the provisions of the Certificate of Incorporation of the Corporation (the "Certificate").

      2. This Amendment has been approved and duly adopted by the Corporation's Board of Director and written consent of the stockholders has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law, and the provisions of the Certificate.

      3. Article IV of the Certificate is hereby amended and restated in its entirety to read as set forth below:

"ARTICLE IV: AUTHORIZED STOCK

The total number of shares of stock which the corporation has authority to issue is Ten Million (10,000,000) shares, all of which shall be Common Stock, $0.0000001 par value per share."

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Flow Immersive, Inc. has caused this Certificate of Amendment to be executed on this _______ day of December, 2020.

DocuSigned by:

Jason Marsh

202432A21EBE40F...

____

Jason Marsh, President

Certificate Of Completion

Envelope Id: F8505EC8A02C49B1B64A74571ECDBA19

Subject: Please DocuSign: Flow Immersive - Certificate of Amendment (Common Stock Increase).docx

Source Envelope:

Document Pages: 2	Signatures: 1	Envelope Originator:
Certificate Pages: 1	Initials: 0	Louis Lehot
AutoNav: Enabled		855 Chimalus Drive
EnvelopeId Stamping: Enabled		Palo Alto, CA 94306
Time Zone: (UTC-08:00) Pacific Time (US & Canada)		Louis.lehot@L2counsel.com
		IP Address: 73.12.176.99

Status: Completed

Record Tracking

Status: Original	Holder: Louis Lehot	Location: DocuSign
12/7/2020 10:08:00 PM	Louis.lehot@L2counsel.com	

Signer Events	Signature	Timestamp
Jason Marsh jason@flow.gl CEO Flow Immersive, Inc. Security Level: Email, Account Authentication (None)	*DocuSigned by:* *Jason Marsh* 202432A21EBE40F... Signature Adoption: Pre-selected Style Using IP Address: 216.57.72.94	Sent: 12/7/2020 10:08:34 PM Resent: 12/7/2020 11:42:27 PM Viewed: 12/8/2020 10:00:32 AM Signed: 12/8/2020 10:00:49 AM
Electronic Record and Signature Disclosure: Not Offered via DocuSign		

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	12/7/2020 10:08:34 PM
Certified Delivered	Security Checked	12/8/2020 10:00:32 AM
Signing Complete	Security Checked	12/8/2020 10:00:49 AM
Completed	Security Checked	12/8/2020 10:00:49 AM

Payment Events	Status	Timestamps

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FLOW IMMERSIVE, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF MAY, A.D. 2016, AT 12:17 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6027427 8100
SR# 20162820325

Authentication: 202258959
Date: 05-04-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:17 PM 05/04/2016
FILED 12:17 PM 05/04/2016
SR 20162820325 - File Number 6027427

FLOW IMMERSIVE, INC.

CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Flow Immersive, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the registered office of the corporation in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent, Delaware 19901. The name of the registered agent of the corporation at that address is Incorporating Services, Ltd.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV: AUTHORIZED STOCK

The total number of shares of stock which the corporation has authority to issue is Six Million (6,000,000) shares, all of which shall be Common Stock, $0.0000001 par value per share.

ARTICLE V: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal Bylaws of the corporation.

ARTICLE VI: VOTE BY BALLOT

Election of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE VII: DIRECTOR LIABILITY

1. Limitation of Liability. To the fullest extent permitted by law, no director of the corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. **Change in Rights.** Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VIII: CREDITOR AND STOCKHOLDER COMPROMISES

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ARTICLE IX: INCORPORATOR

The name and mailing address of the incorporator is Dora Hasan, c/o Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California 94041.

The undersigned incorporator hereby acknowledges that the foregoing certificate is the act and deed of the undersigned and that the facts stated herein are true.

Dated: May 4, 2016

/s/ Dora Hasan
Dora Hasan, Incorporator